Filed by: First Horizon National Corporation

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: IBERIABANK Corporation

(Commission File No.: 001-37532)

On November 4, 2019, the following communication was sent to employees of First Horizon National Corporation:

Today we announced that we’re combining First Horizon and IBERIABANK in a $75 billion merger of equals to create a leading regional financial services company. This is exciting news for the future of our company, employees and customers.

I’ve spoken often about the pace of change and its impact on our industry. Together, First Horizon and IBERIABANK have made a commitment to transform the way we do business and deliver on our new brand promise of putting understanding in action. I’m proud of the way we’ve built momentum and made progress toward achieving our goals. Now, we’ll be even more uniquely positioned to deliver the experience that our customers want and need.

This merger was carefully considered. Separately, we are both formidable organizations with strong track records, great businesses and talented bankers. But we realized that our growth could be accelerated together. IBERIABANK’s products, services and locations will broaden and complement our offerings. Additionally, we share similar values and a deep commitment to our customers, employees and the communities we serve.

Like us, IBERIABANK has best-in-class talent to be successful in today’s dynamic market environment. This partnership is about growth and will further strengthen our combined organization, creating exciting new career opportunities for employees of both companies.

You can see the press release regarding this announcement here.

IBERIABANK is headquartered in Lafayette, Louisiana and has $32 billion in assets and 3,400 employees across its footprint. Our combined organization will have $75 billion in assets, $57 billion in deposits and $55 billion in loans across 11 states.

IBERIABANK operates in growing markets with strong expertise in C&I and CRE lending as well as compelling relationship products that complement client needs. IBERIABANK also shares our community-minded, relationship-oriented and customer-obsessed values. We are looking forward to realizing the benefits of this transaction for all stakeholders.

After the closing of the transaction, the combined company will be led by a balanced board and executive leadership team composed of members from both First Horizon and IBERIABANK. I will be the CEO of the combined company and IBERIABANK’s CEO, Daryl Byrd, will serve as the combined company’s Executive Chairman of the Board of Directors.

Leadership from First Horizon will be:

•	BJ Losch, Chief Financial Officer
•	David Popwell, President, Specialty Banking
•	Susan Springfield, Chief Credit Officer
•	Tammy LoCascio, Chief Human Resources Officer

Leadership from IBERIABANK will be:

•	Anthony Restel, Chief Operating Officer
•	Michael Brown, President, Regional Banking
•	Terry Akins, Chief Risk Officer
•	Beth Ardoin, Chief Communications Officer

Quick facts about today’s news:

•	The new company will retain the First Horizon name and will have its headquarters in Memphis, TN, while maintaining a significant operating presence in all of the markets in which both companies operate today. The combined company’s regional banking headquarters will be located in New Orleans.

•	We expect the transaction to be completed in the second quarter of 2020, following the satisfaction of closing conditions, including approval by the shareholders of both companies.

•	Yousef Valine and Randy Bryan will serve as merger executives and they are in the process of assembling an integration planning team.

•	It is important to remember that until the transaction closes, First Horizon and IBERIABANK will continue to be separate, independent companies, and we will operate business as usual.

There are many details still to be worked out, but I assure you that we will keep you informed throughout the process. In the meantime, we have provided the attached FAQ document. If you have additional questions, talk to your manager or talk to me. I’m here for you throughout this process.

Beginning today at 8 a.m. CT, you may call 1-800-585-8367 or 1-855-859-2056 and enter Conference ID 2878167 to listen to a message from me. The message will be available for replay until Nov. 17.

On behalf of the entire management team, thank you for your hard work and dedication to First Horizon. I know you will join me in remaining focused on serving our customers and helping First Horizon realize its full potential.

Sincerely,

Bryan

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) with respect to First Horizon National Corporation’s (“First Horizon”) and IBERIABANK Corporation’s (“IBERIABANK”) beliefs, plans, goals, expectations, and estimates. Forward-looking statements are not a representation of historical information, but instead pertain to future operations, strategies, financial results or other developments. The words “believe,” “expect,” “anticipate,” “intend,”

“estimate,” “should,” “is likely,” “will,” “going forward” and other expressions that indicate future events and trends identify forward-looking statements.

Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, operational, economic and competitive uncertainties and contingencies, many of which are beyond the control of First Horizon and IBERIABANK, and many of which, with respect to future business decisions and actions, are subject to change and which could cause actual results to differ materially from those contemplated or implied by forward-looking statements or historical performance. Examples of uncertainties and contingencies include factors previously disclosed in First Horizon’s and IBERIABANK’s respective reports filed with the U.S. Securities and Exchange Commission (the “SEC”), as well as the following factors, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between First Horizon and IBERIABANK; the outcome of any legal proceedings that may be instituted against First Horizon or IBERIABANK; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of the common stock of either or both parties to the combination; the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where First Horizon and IBERIABANK do business; certain restrictions during the pendency of the merger that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; First Horizon and IBERIABANK success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by First Horizon’s issuance of additional shares of its capital stock in connection with the proposed transaction; and other factors that may affect future results of First Horizon and IBERIABANK.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. Additional factors that could cause results to differ materially from those contemplated by forward-looking statements can be found in First Horizon’s Annual Report on Form 10-K for the year ended December 31, 2018, and in its subsequent Quarterly Reports on Form 10-Q filed with the SEC and available in the “Investor Relations” section of First Horizon’s website, http://www.firsthorizon.com, under the heading “SEC Filings” and in other documents First Horizon files with the SEC, and in IBERIABANK’s Annual Report on Form 10-K for the year ended December 31, 2018, and in its subsequent Quarterly Reports on Form 10-Q filed with the SEC and available in the “Investor Relations” section of IBERIABANK’s website, http://www.iberiabank.com, under the heading “Financials & Filings” and in other documents IBERIABANK files with the SEC.

Important Other Information

In connection with the proposed transaction, First Horizon will file with the SEC a registration statement on Form S-4 to register the shares of First Horizon’s capital stock to be issued in connection with the proposed transaction. The registration statement will include a joint proxy statement of First Horizon and IBERIABANK which will be sent to the shareholders of First Horizon and IBERIABANK seeking their approval of the proposed transaction.

This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS OF FIRST HORIZON AND IBERIABANK ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FIRST HORIZON, IBERIABANK AND THE PROPOSED TRANSACTION.

Investors and shareholders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about First Horizon and IBERIABANK, without charge, at the SEC’s website (http://www.sec.gov). Copies of the registration statement, including the joint proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Clyde A. Billings Jr., First Horizon, 165 Madison Ave, Memphis, TN 38103, telephone (901) 523-5679, or Jefferson G. Parker, IBERIABANK, 200 West Congress Street, Lafayette, LA 70501, telephone (504) 310-7314.

Participants in the Solicitation

First Horizon, IBERIABANK and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding First Horizon’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 11, 2019, and certain of its Current Reports on Form 8-K. Information regarding IBERIABANK’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 28, 2019, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.